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SEC Mail Processing Section

MAR 08 2018

Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glendale Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15233 Ventura Blvd., Suite 712
(No. and Street)

Sherman Oaks (City) CA (State) 91403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Eric Flesche 818-907-1505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Assocaites, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DMS

BW

OATH OR AFFIRMATION

I, Paul Eric Flesche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glendale Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in XXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On 3/1/2018 before me, Doreen L. McDonald,
Date *Here Insert Name and Title of the Officer*

personally appeared Paul E. Flesche
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

DOREEN L. MCDONALD
Notary Public - California
Los Angeles County
Commission # 2198003
My Comm. Expires Jun 16, 2021

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______	Signer's Name: ______
☐ Corporate Officer — Title(s): ______	☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: ______	☐ Other: ______
Signer Is Representing: ______	Signer Is Representing: ______

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Glendale Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glendale Securities, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Northridge, California
March 1, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Glendale Securities, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Gash		$ 544,272
Clearing Broker Deposit		25,000
Marketable Securities, at Fair Market Value		926,929
Investments, at Fair Market Value		502,600
Trading Losses Receivable		124,723
Account Receivable, Net		19,085
Other Receivable		423
Prepaid Expenses		3,733
Rental Deposit		6,877
Trading Deposits		10,465
Total Assets		$ 2,164,107

Liabilities and Stockholders' Equity

Liabilities		
Accounts Payable		$ 5,560
Commission Payable		35,883
Accrued Expenses		28,618
Management Fee Accrual		96,826
Accrued Taxes		283,965
Total Liabilities		$ 450,852
Stockholders' Equity		
Common Stock ($0 par value, 100,000 shares authorized, 16,667 shares issued and outstanding)	$ -	
Paid-in Capital	110,005	
Retained Earnings	1,603,250	1,713,255
Total Liabilities and Stockholders' Equity		$ 2,164,107

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Income
For the Year Ended December 31, 2017

Revenues	
Commissions Income	$ 1,439,287
Trading	1,338,343
Mutual Fund Income	1,531
Services	438,379
Interest Income	68
Certificate Deposit Income	55,780
Other Income	124,723
Total Revenues	3,398,111
Expenses	
Payroll & Related Expenses	478,485
Rent	94,789
Access Charges	282,543
Broker Expenses & Payouts	378,895
Professional fees	129,973
Telephone	12,638
Computer Fees	12,644
DTC Charge	447,000
Certificate Deposit Charge	19,362
Other operating expenses	69,072
Ticket Charges	263,930
Insurance	55,780
Regulatory costs	68,220
Management Fees	369,128
Travel and Entertainment	23,353
Total Expenses	2,705,812
Income Before Tax Provision	692,299
Income Tax Provision	283,769
Net Income	$ 408,530

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

	Common Stock Shares	Common Stock	Contributed Capital	Retained Earnings	Total
December 31, 2016	16,667	-	$ 110,005	$ 1,194,720	$ 1,304,725
Net Income				408,530	408,530
December 31, 2017	16,667	-	$ 110,005	$ 1,603,250	$ 1,713,255

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities:		
Net Income		$ 408,530
Changes in operating assets and liabilities:		
Trading Loss Receivable		10,408
Accounts Receivable, Net		9,015
Other Receivable		55,820
Management Fee Accrual		34,992
Marketable Securities, Fair Market Value		(194,852)
Accounts Payable		3,779
Accrued Expenses		(12,725)
Accrued Taxes		249,738
Commissions Payable		(12,054)
Pre Paid Expenses		66
Other Receivable, Related Company		100,000
Investment in Inventory		(10,739)
Other Payables		(3,084)
Net cash provided by operating activities		638,894
Cash Flows from Investing Activities		
Investments, at Fair Market Value		(502,600)
Net Cash Used by Investing Activities		(502,600)
Cash Flows for Financing Activities		-
Net increase in cash		136,294
Cash at the beginning of year		407,978
Cash at end of year		$ 544,272
Supplemental Disclosure of Cash Flow Information		
Income Taxes	$283,769	
Interest Expense	-	

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Notes to Financial Statements
December 31, 2017

Note 1 - Organization and Nature of Business

Glendale Securities, Inc. (the "Company") was incorporated in the State of California on August 19, 2002. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company has two locations: one in Sherman Oaks, California and one in New York, New York.

Note 2 - Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker- dealer, which comprises several classes of services, including:

- Broker or dealer making inter-dealer markets in corporate equity securities over-the-counter
- Broker or dealer retailing corporate debt securities
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Trading securities for own account

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Inventory - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlements date basis with related commission income and expenses reported on a trade date basis.

Securities inventory positions are marked to market at the end of each reporting period.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Note 2 – Significant Accounting Policies (continued)

Commissions - Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Income Taxes – The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 - Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis
As of December 31, 2017

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 544,272			$ 544,272
Clearing Deposits	25,000			25,000
Securities Owned:				
Penny Stocks		$ 926,929		926,929
Total	**$ 569,272**	**$ 926,929**	**-**	**$ 1,496,201**

Penny Stocks are valued using the last trade on December 29, 2017 or the best bid price if there were no trades on December 29, 2017.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 0	$ 35,883

The Company clears certain of its proprietary and customer transactions through Electronic Transaction Clearing Inc. on a fully disclosed basis.

Note 5 – Trading Deposits

The Company deposited $ 10,465 with Electronic Transaction Clearing, Inc. which is used for Market Making Inventory transactions.

Note 6 – Investments, at Fair Market Value

Investments, Fair Market Value is an investment in GLEN Holdings Corp. GLEN Holdings Corp is owned by certain officers of the Company. GLEN Holdings Corp principal activity is a holding company for the purchase of an interest in a clearing firm. Currently the investment is held at cost.

Note 7 – Related Party

Certain officers of the Company were also officers of another Company, Mundial Financial Group, LLC, and were deemed to be under common control during the period. The Company shared its office space with the affiliated company which payed a portion of expenses pursuant to an Expense Sharing Agreement.

The Company terminated the expense sharing agreement with Mundial Financial Group, LLC on June 5, 2017. Certain officers of the Company are no longer officers of Mundial Financial Group, LLC and therefore, Mundial Financial Group, LLC is no longer deemed under common control with the Company. The Company had a receivable of $0 from the former affiliate at December 31, 2017.

Certain officers of the Company are also officers of another Company, BDFINCO, LLC and are deemed to be under common control. The Company had a receivable of $100,000 from the affiliate at December 31, 2016. On February 23, 2017 BDFINCO, LLC returned $100,000 to Glendale Securities, Inc., the full amount classified as Other Receivable, Related Company on Glendale Securities, Inc.'s balance sheet on December 31, 2016.

The Company invested in GLEN Holdings Corp through a stock purchase agreement. GLEN Holdings Corp is owned by certain officers of the Company.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 8 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The Company deposits its cash in high quality financial institutions, and management believes the Company is not exposed to significant credit risk on those amounts.

Note 9 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $692,879 which was $478,379 in excess of its required net capital of $214,500. The Company's net capital ratio was 0.65 to 1.

Note 11 - Income Taxes

The Company files its tax returns on an accrual basis. The current income tax expense included in the statements of operations as determined in accordance with FASB ASC 740 is as follows:

	Current
Federal	$210,455
State	60,024
Local	13,290
Total income tax provision	$283,769

Note 11 – Clearing Broker Deposit

The Company has an agreement with Electronic Transaction Clearing Inc which requires a minimum deposit of $25,000. The clearing broker deposit at December 31, 2017 was $25,000.

Note 12 – Pension Plan

During 2010, the Company adopted a 401 (k) plan covering eligible employees of the Company. All employees are eligible to contribute immediately upon employment. The Company did not make any contributions to the plan for the year ended December 31, 2017.

Note 13 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 14 – Operating Lease

On May 7, 2015 the Company entered into a five year lease for office space under a non-cancellable operating lease, commencing September 1, 2015 and expiring August 31, 2020.

At December 31, 2017 future minimum lease payments under this agreement were as follows:

2018	$ 98,055
2019	101,487
2020	69,219
	$ 268,761

Rent expense for the year ended December 31, 2017 was $94,789.

Note 15 – Litigation

On April 15, 2015, an individual lawsuit was filed against several defendants including the Company. The Court dismissed the lawsuit with prejudice. On September 24, 2017, the Company filed a malicious prosecution matter against the same individual. On January 18, 2018, the Court granted an anti-SLAPP motion against the Company for filing the malicious prosecution case, entitling the defendant to attorney fees. The Company is in discussions with the counterparty to settle the matter as a whole. Management has estimated the probable exposure to be $10,000 in attorney's fees pursuant to Cal. Civ. Proc. §425.16.

On October 5, 2017, FINRA filed a disciplinary action against the Company and its representatives. The complaint is a multi-page document alleging various violations of federal securities laws and FINRA rules. Management believes these allegations are without merits.

In the normal course of business, the Company is a defendant, or otherwise has possible exposure, in legal actions arising out of its activities as a broker-dealer. While predicting the outcome of litigation and regulatory inquiries is inherently very difficult and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsels, that it has a meritorious defense for these actions and it intends to defend this vigorously.

Note 16 – Subsequent Events

On January 18, 2018, the Los Angeles Superior Court granted an anti-SLAPP motion against the Company. The Company expects the maximum exposure to be $10,000.

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 28, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

On January 30, 2018 the Company added an additional clearing firm.

Glendale Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2017

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 1,713,255
Non Allowable Assets:	
Trading Losses Receivable	(124,722)
Accounts Receivable	(19,085)
Other Receivable	(423)
Prepaid Expenses	(3,733)
Rental Deposit	(6,877)
Investments, FMV	(502,600)
Haircuts:	
Other Securities	(106,803)
Undue concentration	(59,044)
Positions with Limited Market	(2,440)
Blockage	(193,037)
No Market	(1,612)
Net Capital	**$ 692,879**
Computation of Net Capital Requirements:	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	30,057
Minimum dollar net capital required	214,500
Net Capital required (greater of above amounts)	214,500
Excess Capital	478,379
Excess net capital at 1000%	435,479
Computation of Aggregate Indebtedness:	
Total liabilities net of deferred income taxes payable and deferred income	450,852
Percentage of Aggregate indebtedness to net capital	65.07%
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179.5 (d) (4):	
Net Capital per Company's computation:	692,879
Variance	-
Net capital per audit	$ 692,879

See report of independent registered public accounting firm

Glendale Securities, Inc.
Schedule II – Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to Glendale Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See report of independent registered public accounting firm

Glendale Securities, Inc.
Schedule III – Information Relating to Possession or
Control Requirements under Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Glendale Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See report of independent registered public accounting firm

Glendale Securities, Inc.

Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Glendale Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Glendale Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Glendale Securities, Inc. stated that Glendale Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Glendale Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glendale Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 01, 2018

GLENDALE SECURITIES, INC.
15233 Ventura Blvd. > Suite 712 > Sherman Oaks > California > 91403
Phone: 818-907-1505 > Fax: 818-907-1506 > glendalesecurities.com

Assertions Regarding Exemption Provisions

We, as members of management of Glendale Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2017.

Glendale Securities. Inc.

By: ____________________
Eric Flesche, CFO

3/1/18
(Date)

Glendale Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

To the Directors and the Equity Owners of Glendale Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Glendale Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Glendale Securities, Inc. (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Glendale Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
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WE FOCUS & CARE℠

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
March 01, 2018

Glendale Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

Total assessment	$ 3,845
SIPC-6 general assessment Payment made on 7/31/2017	(2,149)
SIPC-7 general assessment Payment made on 2/9/18	(1,696)
Total assessment balance	$ -